UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2018
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: November 19, 2018

By: /s/ Jamie M. Savage
        Jamie M. Savage
Authorized Signatory for and on behalf of
Luxfer  Holdings PLC

EXHIBIT INDEX

Exhibit No.        Description of Exhibit

99.1*            Press Release dated November 2018, Luxfer Announces Appointment of Richard Hipple to Board of Directors

* Filed herewith